EXHIBIT 4.8
CONSENT OF MINE DEVELOPMENT ASSOCIATES, INC.
To the Directors of
Glamis Gold Ltd.
     We consent (i) to the incorporation by reference in the Glamis Gold Ltd. (“Glamis”) Registration Statement on Form F-80 dated on or about May 1, 2006 (the “Registration Statement”), of our verification of certain mineral reserves and contained ounces of Glamis which appears under the heading “Summary of Reserves and Other Mineralization – Proven and Probable Mineable Reserves” in Glamis’s Annual Information Form for the year ended December 31, 2005, (ii) to the inclusion in the Registration Statement of our audit of certain information regarding mineable reserves and contained ounces of Glamis which appears under the heading “Summary of Reserves and Other Mineralization” in the Registration Statement, and (iii) to the reference to our firm under the heading “Experts” therein.

MINE DEVELOPMENT ASSOCIATES, INC.

By:	/s/ Neil Prenn

Name: Neil Prenn
Title: President
Reno, Nevada
May 1, 2006